4/24

04045103

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford AG

*CURRENT ADDRESS

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- ~~400~~34403 FISCAL YEAR 4-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/28/04

99

ARLS

Wolford

WIEN PARIS LONDON

82-4003

82-4403

4-30-04

AR/S

STOCK DATA

in EUR	2003/2004	2002/2003
Earnings (loss) per share	0.18	0.52
Stock price at end of fiscal year	22.45	9.44
Dividend	0.00*	0.00
Stock price high for fiscal year	23.20	17.00
Stock price low for fiscal year	9.50	8.50
Market capitalization at end of fiscal year	112,250,000	47,200,000
Trading volume (average daily number of shares)	13,688	7,532

* Recommendation to the annual meeting of shareholders

FINANCIAL CALENDAR

August 9, 2004	Sales for first quarter of 2004/2005
September 9, 2004	Annual meeting of shareholders in Bregenz
September 14, 2004	Earnings for first quarter
September 14, 2004	Ex-dividend date
September 16, 2004	Dividend payment date
November 8, 2004	Sales for first two quarters
December 14, 2004	Earnings for first two quarters
	Press conference on first two quarters in Vienna
February 9, 2005	Sales for first three quarters
March 15, 2005	Earnings for first three quarters
May 11, 2005	Sales for 2004/2005 fiscal year
July 21, 2005	Earnings for fiscal year
	Press conference on fiscal year

All references to reporting periods pertain to the 2004/2005 fiscal year.

KEY FIGURES FOR THE WOLFORD GROUP

(fiscal year ended) April 30, in thousands of EUR except percentages	2004	Change in %	2003	2002	2001
Sales	119,214	- 7.4%	128,784	137,617	143,875
EBITDA	9,359	- 22.8%	12,120	7,748	11,105
EBITDA margin	7.9%	-	9.4%	5.6%	7.7%
EBIT	2,633	- 21.8%	3,368	(2,469)	3,047
EBIT margin	2.2%	-	2.6%	- 1.8%	2.1%
EBT	1,021	- 28.7%	1,433	(5,839)	286
Net profit (loss) for the year	860	- 65.0%	2,458	(4,597)	744
Total assets	135,950	- 7.0%	146,161	157,008	193,092
Non-current assets excluding financial investments	67,974	- 5.3%	71,752	78,569	81,844
Bank and other debt	37,771	- 27.5%	52,080	64,493	87,377
Net debt	23,412	- 31.9%	34,363	46,257	41,933
Gearing	36.0%	-	53.4%	75.9%	63.5%
Shareholders' equity	65,054	1.0%	64,397	60,968	65,991
Equity ratio based on total assets	47.9%	-	44.1%	38.8%	34.2%
Gross liquidity	14,359	- 19.0%	17,717	18,236	45,444
Cash flow from operating activities	12,917	- 8.8%	14,168	4,039	5,600
Free cash flow	10,330	6.3%	9,719	20,347	(14,513)
Capital expenditure	3,591	- 4.2%	3,747	8,285	17,426
Amortization, depreciation and write-downs	6,726	- 23.1%	8,752	10,216	8,058
Number of employees (average full-time equivalents for the year)	1,430	- 9.0%	1,571	1,814	1,880
Return on sales	0.7%	-	1.9%	- 3.3%	0.5%
Net operating profit after tax	2,217	- 61.6%	5,778	(1,943)	7,928
Working capital	4,550	29.8%	3,505	(7,731)	(1,483)
Capital employed	101,632	- 8.7%	111,362	119,502	121,024
Return on capital employed (ROCE)	2.2%	-	5.2%	- 1.6%	6.6%
Return on equity	1.3%	-	3.8%	- 7.5%	1.1%
Weighted average cost of capital	4.3%	-	6.0%	5.5%	10.1%
Economic value added	(2.172)	- 134.3%	(927)	(8,501)	(4,234)

CONTENTS

KEY FIGURES →

ANNUAL REPORT 2003/2004

Wolford Aktiengesellschaft
Wolfordstrasse 1, Bregenz on Lake Constance

Wolford
WIEN PARIS LONDON

INFORMATION ON THE STOCK

Stock price performance (indexed)


240
220
200
180
160
140
120
100
80
80
70
60
50
40
30
20
10
0
May 2, 2003
April 30, 2004
Wolford AG
ATX Prime
Trading volume (shares in '000)

The stock of Wolford AG performed very well in the past fiscal year. From May 2, 2003 to the end of the first quarter, the shares held a steady price around the ten-euro mark, then rose in three stages to a high for the fiscal year of EUR 23.20 (reached on February 12, 2004). The stock closed the fiscal year at EUR 22.45. With this advance of 124.5 percent, Wolford clearly outperformed not only the ATX, but also the ATX Prime Index and the Morgan Stanley Luxury Goods Index. The rising trend continued in the subsequent months, the stock price reaching more than EUR 28 in the middle of June, the highest level since the year 2000.

The stock's trading volume was mixed last year, with average daily volume rising from the prior year's 7,532 shares to 13,687 shares in 2003/2004 (based on single-counting). Trading volume peaked at almost 80,000 shares on February 11, 2004. Wolford AG is among the 20 most actively traded issues on the Vienna stock exchange. The stock is included in the ATX Prime Index and Morgan Stanley Luxury Goods Index.

Last fiscal year Wolford attracted the attention of two additional well-known analyst houses: ABN Amro in London and Berenberg Bank in Hamburg have joined the list of institutions providing research on Wolford and have already initiated coverage with detailed reports. Wolford continues to receive regular research coverage from Bank Austria Creditanstalt AG, Deutsche Bank AG, Erste Bank der oesterreichischen Sparkassen AG and Raiffeisen Centrobank AG.

INVESTOR RELATIONS

Last fiscal year Wolford further expanded its investor relations activities. The goals of this effort are to communicate continually and consistently with the capital market, make the management highly available to the financial community and provide excellent service in the IR department. The market's visibly stronger interest in the stock was honored by making numerous visits to investors in the financial centers especially of the Anglo Saxon and Latin markets. In addition, the management presented Wolford's business model to private and institutional investors at national and international road shows.

Investor relations contacts:
Peter Simma, Chief Financial Officer
Phone: (+43 5574) 690 1213
Nikolaus Kogler, Investor Relations Officer
Phone: (+43 5574) 690 2448

Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com

ISIN (International Securities Identification Number)	AT0000834007
Ticker symbol	WLFD
Number of shares	5,000,000
Listing in Vienna (Prime Market), Frankfurt (OTC) and New York (NYSE, ADR program, Level 1)	

OWNERSHIP STRUCTURE

The shareholder structure of Wolford AG did not change materially in the past fiscal year. The WMP family trust holds more than one-quarter of the shares and the Freedonia and Sesam private trusts each own between 5 and 10 percent. Wolford AG itself holds 5 percent. The rest of the stock represents free float.

STRUCTURE OF THE WOLFORD GROUP

WOLFORD AG
BREGENZ A 1950

- **WOLFORD (SCHWEIZ) AG** — St. Margrethen CH 1971
- **WOLFORD LONDON LTD.** — London UK 1988
- **WOLFORD SKANDINAVIA APS** — Copenhagen DK 1995
  - **WOLFORD SKANDINAVIA APS** — Norway 1999
  - **WOLFORD SKANDINAVIA APS** — Finland 1999
  - **WOLFORD SKANDINAVIA APS** — Sweden 1999
- **WOLFORD DEUTSCHLAND GMBH** — Munich D 1975
- **WOLFORD ITALIA S.R.L.** — Milan I 1992
- **WOLFORD AMERICA, INC.** — New York USA 1996
  - **WOLFORD BOUTIQUES, LLC.** — New York USA 1998
- **WOLFORD CHINA LTD.** — Hong Kong PRC 1998
- **WOLFORD NEDERLAND B.V.** — s' Hertogenbosch NL 1998
- **WOLFORD CANADA, INC.** — Vancouver CDN 2000
- **WOLFORD PARIS S.A.R.L.** — Paris F 1987
- **WOLFORD ESPAÑA, S.L.** — Madrid E 1993
- **WOLFORD JAPAN K.K.** — Tokyo J 1997

100% subsidiary
branch office

HIGHLIGHTS

- The sustained rewards of the restructuring are documented by the earnings trend. With taut cost management, Wolford remained clearly profitable despite the sales decrease: the company generated EBIT of EUR 2.6 million and net profit for the year of EUR 0.9 million.

- Growth in sales at Wolford-owned stores was particularly dynamic: sales through this distribution channel grew by 12% on a constant-currency, same-store basis, with increases in all markets.

- After intensive negotiations, Wolford entered into a high-profile license agreement with Giorgio Armani. Under the multi-year agreement with this global player, Wolford will produce the new Giorgio Armani collection of hosiery and bodywear and distribute it worldwide. To this end Wolford will use both its own distribution channels and those of the licensor.

- The flamboyant colors and fishnet items in the trend-setting collection became a hit. The return of colors, the revival of short skirts and the fashion world's focus on legs strengthen Wolford's core segment. Especially in the U.S., the tangible upward trend in hosiery fashion is leading to significant double-digit growth for the company.

- The cooperation with Playboy on the occasion of the 50-year anniversary of the world's best-known men's magazine attracted strong media attention. The limited-edition anniversary product from Wolford became an instant collector's item and was very quickly sold out.

- Wolford has become an annual participant in the Pink Ribbon campaign, an international charity drive that raises funds worldwide for better early detection of breast cancer. Wolford developed a special Pink Ribbon product, part of the sales of which are donated to the campaign. As well, during the campaign period, the window displays of Wolford boutiques are illuminated with pink light in order to raise awareness of the issue.

- The annual meeting in 2003 elected a new Supervisory Board. The new chairperson is Theresa Jordis, a well-known lawyer; Wolfgang Meusburger and Gerd Strehle as high-ranking marketing and fashion experts, respectively, contribute their many years of business experience.

- Holger Dahmen became the new CEO, succeeding Fritz Humer, who spent 30 years at Wolford, including ten years as chief executive. Dahmen, who comes to Wolford from global brand Swatch, is giving Wolford an even stronger market focus. In creating and filling key positions, he is establishing clear areas of responsibility in marketing and sales.

THE PRODUCTS OF THE WORLD OF WOLFORD

LEGWEAR

Comprising pantyhose and stockings, Legwear has formed Wolford's core business for more than 50 years. In the 2003/2004 fiscal year this product group generated 48 percent of Group sales. The year's key innovation was Pure Energy, a source of new energy for the whole body. Its ingenious distribution of pressure noticeably improves circulation, and a perfect fit around the feet ensures deep comfort in the toe area.



BODYWEAR

Wolford's launch in 1992/93 of the Bodywear line – the logical extension of the hosiery expertise to clothing the whole body – marked the company's move to diversification. Today Wolford's Bodywear products ("bodies", sweaters, shirts, tops, bustiers as well as pants, skirts, cardigans and dresses) combine superior comfort with fashion appeal or classic good looks. In 2003 continuing improvements in materials quality, fit, cut and contemporary design revitalized the classic product offerings. This relaunch generated new sales growth. Bodywear represents 37 percent of Group sales.



bodyCULTURE

Introduced in 1999, bodyCULTURE is one of the most recent of Wolford's product groups. bodyCULTURE offers a world of lingerie choices for sophisticated women. The top trend last year was feminine lace with the right blend of romance and seductiveness. The bodyCULTURE collections accounted for 12 percent of Group revenues.



SWIMWEAR

Swimbodies, swimkinis, pareos and other matching beachwear generated some 3 percent of Group sales. Special successes in 2003/2004 were youthful floral prints and bold designs. The Swimwear product group is a perfect complement to Wolford's range. Emphasizing elegance or a sporting look, it accompanies women through the beach season.



LOCATIONS



Wolford Group
Representative Offices

ONE-ON-ONE WITH HOLGER DAHMEN, CHIEF EXECUTIVE OFFICER OF WOLFORD AG

Mr. Dahmen, you became CEO in January 2004. What are the goals for Wolford?

First, let me say that when I took over the helm, Wolford's turnaround was already well under way. The most difficult restructuring work had been largely completed, and the task became that of following the financial turnaround with the trend reversal in the market. In other words, we need to boost sales in the short and medium term while remaining profitable.

The measures to boost sales must bring rapid but sustained results.

From the point of view of the international market, how do you see the Wolford brand?

Essentially, the brand has a great deal of vibrancy and the right values; Wolford is well-positioned. The question is whether we cannot utilize even more of the brand's potential by making some adjustments. For instance, we have found that Wolford's brand awareness is very satisfactory in almost all markets. At the same time, though, there is uneven product awareness.

In what direction are the brand and the Group to be taken from here?

We will position Wolford firmly as a global luxury brand. That is our mission for the coming years. In this endeavor we will concentrate on the core business and on our own value added. For the time being there are no plans to expand the product range by diversifying.

We need to get straight to our goal of heightening the perception of Wolford as a global luxury brand.

What measures will the Group take to raise profitable sales in the short and long term?

One of the challenges is to take action both rapidly and with sustained effectiveness. As part of a strategic development plan we have therefore launched immediate market research in selected key regions that will tell us how Wolford is perceived in general and in the specific local competitive environment. In parallel, we have just completed a distribution analysis that gives us information about the strengths and weaknesses of our distribution, not just in the individual markets but also in each market segment. On the basis of these findings we will fill in blank spots on our distribution map and aggressively expand business in existing markets.

If we can raise product awareness to the level of brand awareness, we will unlock plenty of potential.

What consequences does all this have for your product and distribution strategy?

We know with certainty that our consumers value Wolford's high product diversity and choice, yet we must not overdo the complexity of the range in individual product groups. We are focusing on the four existing product groups and intend to consolidate the portfolio in Legwear and Bodywear while completing the range in bodyCULTURE and Swimwear.

Wolford's global entrenchment as a luxury brand, as I said, is one of our big challenges. The other is to achieve the right distribution structure. We have a great asset in the Wolford boutiques. The advantages of being able to control the entire value chain are evident daily: it gives us the flexibility to react swiftly and accurately to market swings and fashion trends. It also enables us to ensure a pricing appropriate to a brand like Wolford. Our earnings reflect this as well.

Of course, we won't concentrate just on the single-brand segment. In other distribution channels too, headway can be made by handling the Wolford brand in a manner appropriate to its market segment. Here we rely on our partners in department stores and multi-brand retailers and aim for an intensification of selected existing partnerships as well as the judicious creation of new distribution relationships.

In the past, some investors have criticized Wolford for the depth of the value chain at the Bregenz location and the associated expense. How do you view the issue of quality as a balance between brand value and costs?

Much of the huge job of cost management has already been done by my fellow-executives and their teams. In this area Wolford now enjoys a competitive advantage over a number of peers in the luxury goods and fashion industry. Quality – which has by no means suffered amid the cost reductions, but to the contrary has been boosted – is an essential pillar underpinning the Wolford brand. It is important to remember that high-quality merchandise is frequently the only verifiable and tangible value of a brand. For this reason we see the manufacturing location in Bregenz as an asset for Wolford, and in retrospect the decision to establish the whole production chain here remains the right one.

What are the medium-term financial targets of the Wolford Group?

Our medium-term objective for the Group remains a double-digit EBIT margin. We are confident that we will reach the profitability target as soon as the implemented and planned programs to increase sales and optimize distribution take hold. We also consistently want to stay the course of further building up our equity base and financial strength.

EXECUTIVE BOARD

HOLGER DAHMEN
Chief Executive Officer
(since January 7, 2004)

JOSEF METZLER
Deputy CEO and
Chief Technology Officer

PETER SIMMA
Chief Financial Officer

ROBERTO GERONZI
Chief Marketing & Sales Officer

FRITZ HUMER
Chief Executive Officer
(until January 7, 2004)

SUPERVISORY BOARD

THERESA JORDIS
Chairwoman of the Supervisory Board
(since September 3, 2003)

EMIL FLÜCKIGER
Vice Chairman of the Supervisory Board

WOLFGANG K. MEUSBURGER
(since September 3, 2003)

GERD STREHLE
(since September 3, 2003)

LEOPOLD BEDNAR
Chief Executive Officer
(until September 3, 2003)

MANFRED WILHELM
(until September 3, 2003)

ASTRID GILHOFER
(until September 3, 2003)

Representatives of the Staff Council:

PETER GLANZER
ANTON MATHIS

From left to right: Roberto Geronzi,
Holger Dahmen, Josef Metzler, Peter Simma



MARKET TREND

The world economy in 2003 was characterized by rallying growth in the United States and the beginnings of a gentle upswing in the euro area. During the first months of 2004 the gaps between regions widened: Growth in the U.S. continues, if at an unsteady pace, and Asia is moving even more into the foreground as a dynamically growing region. Meanwhile, Europe is falling behind at a high absolute level with unsatisfactory growth rates and unresolved structural deficiencies.

Uncertainty over the future economic trend and a lack of direction set the mood for much of the population last year. Naturally, this was not conducive to consumer spending: most observers agree that 2003 was a very difficult year for the luxury goods and fashion industry. In addition, events globally publicized by the media – particularly the outbreak of SARS, the war and prolonged post-war upheaval in Iraq, and the devastating terrorist attacks in Madrid – caused a further reduction in travel and in purchases of luxury goods.

In 2004 the market is gradually showing signs of recovery. The amount of Japanese visitors to Hong Kong and Hawaii – an important indicator of the health of our industry – is incrementally improving again, although it has not yet returned to the levels of earlier years. The large potential of high-net-worth individuals in Asia is becoming visible, U.S. consumer spending is developing into a growth driver, and at long last Europe too seems to be seeing the establishment of a counterbalance to the otherwise exclusively price-oriented purchasing behavior.

True to a well-documented sociological pattern, clothing fashion responded in its own language: The unimpressive economic environment was countered with colorful accents, a revival of fashion themes from earlier decades, an emphasis on femininity and the return of the miniskirt. These changes provided significant impetus to the market for legwear, Wolford's core business.

“Give us the luxuries
of life,
and we will dispense
with its necessities.”

Oscar Wilde, writer

BUSINESS TREND AT WOLFORD

Given this market setting, the Wolford Group's business performance in the past fiscal year was respectable. While Group sales, at EUR 119.2 million, were down 7.4 percent compared to the previous year, about half of the decrease was the result of exchange rate movements. In constant-currency terms the company's sales in the fourth quarter – traditionally a weak period – matched those of the year-earlier quarter.

Quarterly sales trend (in thousands of EUR)


Q4 2003/04
28,667
Q3 2003/04
33,664
Q2 2003/04
33,347
Q1 2003/04
23,536
Q4 2002/03
29,949
Q3 2002/03
37,094
Q2 2002/03
35,645
Q1 2002/03
26,096

As an immediate measure we have strengthened the organizational structure so as to give our distribution partners and customers more efficient support for the sale of our products.

Causes of the reduction in sales

The business lost in the closure of unprofitable boutiques represented 28.1 percent of the sales decline. To enhance the quality of the distribution structure, the number of locations was reduced from 248 to 226 by closing boutiques that were making a loss or were no longer strategically important, with most closures occurring in Austria and Germany. Meanwhile, Wolford opened new stores in high-traffic locations, such as in the Italian tourist centers, in the Central European growth regions and the Far East. In total, the World of Wolford is now open to shoppers in 180 partner boutiques and 46 Wolford-owned outlets.

Some 50 percent of the drop in sales is attributable to movements in exchange rates. The U.S. dollar, in which 15.5 percent of Group sales were invoiced, lost 6.8 percent against the euro last fiscal year and the Swiss franc (6.7 percent of sales) receded by 2.4 percent. The euro's share in sales was down slightly at 68.3 percent.

Sales trend in EU versus non-EU


2003/04
68.3%
31.7%
2002/03
30.4%
2001/02
31.4%
2000/01
31.1%
1999/00
25.5%
European Union
Non-EU countries

TREND IN SELECTED MARKETS

Germany

The consumption of luxury goods in Germany continued to be marked by shopper reluctance last year. General consumer sentiment remained sober to negative and dissatisfaction with political and economic developments persisted. All the same, this market, still Wolford's largest, also witnessed its share of favorable influences in the fashion world.

The worldwide trend toward more leg and self-confident design generated considerable fuel for the German hosiery market. Although apparel pricing in Germany, unlike other markets, is characterized by extremely high discounts, Wolford continues to be regarded as indispensable and as one of the most important suppliers of high-quality hosiery.

The Wolford-owned boutiques, despite the industry-wide stagnation or contraction, achieved some respectable sales growth, and the company's Retail segment (unlike its overall German business) grew.

United States

2003 was a great year for Wolford America. The growth of 20 percent in local currency demonstrates the abundant potential of the brand in what has become Wolford's second largest market. Thanks to the strongly committed local team and a well-managed Retail organization, Wolford benefited from the prevailing consumer optimism, but most of all from the trend for women to switch from pants to skirts and to show legs in bold colors.

With the right product mix at the right time, Wolford was able to capitalize on the rising demand for legwear products. The higher customer traffic in boutiques and in other distribution channels was thus leveraged perfectly. Through cross-selling, sales of the other product groups were additionally promoted. These achievements show that the brand is correctly positioned for U.S. consumers. Wolford thus remains poised for continuing growth in this region.

"When passion is missing, everything is missing. Nothing can be achieved without passion."

Alberto Moravia, writer

Geographic sales split

The translation into the euro as the Group's reporting currency renders the positive sales trend in the Anglo-Saxon countries – the Group's growth drivers – almost invisible. In the U.S., Wolford expanded sales in dollars by a remarkable 20 percent and in Britain sales rose by a solid 5 percent in pounds. Sales in euro terms were up 1 percent in the U.S., but down 3 percent in the U.K., as a result of the changed currency relations. The Dutch market, which continued to boom for Wolford at growth of 20 percent, exemplifies the brand's potential in an otherwise difficult macroeconomic environment. In Germany and Italy the specialist apparel retailing industry continued to consolidate, but in contrast to the two-figure sales decline via this distribution channel, the Wolford-owned boutiques made slight gains.

In some regions, Wolford is associated only with hosiery; in others, mainly with bodywear. In this unevenness we see high potential for growth.

Change in brand sales by geographic market


Total
- 7%
CEE
- 3%
Far East
- 15%
Japan
- 28%
- 21%
U.S.
1%
20%
Netherlands
20%
Scandinavia
- 8%
U.K.
- 3%
5%
Spain
- 2%
Italy
- 18%
France
- 3%
Switzerland
- 16%
- 12%
Germany
- 20%
Austria
- 6%
in Group currency
in local currency

Last fiscal year the U.S. became the second largest market for Wolford, significantly surpassing the Austrian home market. Whereas ten years ago the Group's sales regions were still clearly dominated by the German-speaking countries, today's sales composition has a far broader base.

Sales by geographic market


Other 17.2%
Netherlands 5.0%
Scandinavia 5.8%
U.K. 6.4%
Switzerland 6.7%
France 11.8%
Germany 17.7%
U.S. 15.5%
Austria 13.9%

Sales trend by geographic market


Other
Germany
U.S.
Austria
France
Switzerland
U.K.
Scandinavia
Netherlands
30%
0%
1999/00
2003/04

Brand is primary source of value

Compared to the previous year, the share of Wolford-branded goods in total sales remained constant at 95 percent. A comparison to ten years earlier clearly shows the continued expansion of the Wolford brand. Both economically and for distribution-related tactical reasons, contract manufacturing remains an important component of the overall business. However, its targeted medium-term share of sales (to be achieved through additional private-label collaboration) will not exceed 10 percent.

Sales split between brand and contract business in 1993/94 and 2003/04


Contract 18%
Brand 82%
1993/94
Contract 5%
Brand 95%
2003/04

The average wholesale unit price stabilized compared to the prior year, at EUR 14.66. Attractive pricing at the entry level of the range and a more conscious utilization of price elasticity reflect an even greater market orientation, yet the company remains true to its overall strategic focus on the premium price points.

Average unit price (wholesale, in EUR)


2003/04 14.66
2002/03 14.97
2001/02 14.20
2000/01 14.10
1999/00 13.37

"It's not just
a woman's exterior
that counts.
What she wears underneath
is also important."

Karl Kraus, dramatist

The two product groups of the core segment, Legwear and Bodywear, performed best last fiscal year. While the Legwear items most popular with consumers were the new trend-setting seasonal collections, sales of Bodywear were stimulated by the relaunch of the classic products. The strategy for bodyCULTURE and Swimwear, the two product groups added in the late 1990s, is to further complete the offering. The portfolio is thus being filled out further with the goal of dressing women in a "total Wolford look".

Brand sales by product group


bodyCULTURE 11.7%
Swimwear 2.9%
Bodywear 36.8%
Accessories 0.2%
Legwear 48.4%

Trend in brand sales by product group


80%
0%
1999/00
2003/04
Legwear
Bodywear
bodyCULTURE
Swimwear
Accessories

The boutiques allow us to shape the "World of Wolford" in a way that enhances its desirability to the women who shop there.

Boutiques display growth potential

The now 226 boutiques again proved to be the mainstay of sales in 2003/2004, accounting for 38.9 percent of total sales, the highest proportion since the launch of the boutique channel. Among these the Wolford-owned outlets, which contributed about 26 percent of total sales, achieved growth in all market regions. On a constant-currency, same-store basis, this distribution channel overall grew by 12 percent in comparison to the prior year. In recognition of the shopping patterns of urban customers, Wolford further expanded sales through high-end factory outlets; this distribution channel improves the flexibility of supply to the boutiques and ultimately also serves to introduce a wider circle of customers to the allure of the Wolford brand.

In nearly all regions there was a decline in sales via multi-brand apparel retailers. For structural reasons, this effect was most noticeable in Germany and Italy. In this distribution segment as well, Wolford lifted sales in the U.S., British and Dutch growth markets. Sales via department stores were heterogeneous, with considerable decreases in Germany, but advances in France and Spain, the latter two being countries where the industry is dominated by large names rich in tradition.

Sales by distribution channel


Boutiques 38.9%
Department stores 22.2%
Multi-brand retailers 29.1%
Factory outlets 5.0%
Contract 4.8%

Trend in sales by distribution channel


60%
0%
1995/96
2003/04
Boutiques
Multi-brand retailers
Department stores
Factory outlets
Contract

The great strategic importance that continual innovation has for the company is underlined by the composition of brand sales in terms of product age. More than 50 percent of sales during the past fiscal year represented products less than two years old. This documents that, at Wolford, creation, development and marketing of products increasingly take their cue from fashion trends. Both long-time Wolford customers and new customers also appreciate the product lines of the classic existing range: No less than 27.2 percent of sales is derived from perennial items that have proven themselves in the market for more than five years.

Brand sales by product age in 1993/94 and 2003/04


over 5 years 27.0%
0-1 years 16.8%
4-5 years 18.3%
1-2 years 16.9%
2-3 years 18.5%
3-4 years 2.5%
1993/94
over 5 years 27.2%
0-1 years 31.3%
4-5 years 5.7%
3-4 years 2.7%
2-3 years 8.7%
1-2 years 24.4%
2003/04

"Ideas won't keep;
something must be done
about them."

Alfred North Whitehead, philosopher

BRANDING

The Wolford brand stands for creative, high-quality hosiery and finely-knit garments such as bodywear, shirts, skirts, dresses and pants. Sophisticated lingerie and trendy swimwear round out the comprehensive brand concept. Each Wolford product is an original, unique and unmistakable. The cooperation with world-class designers like Karl Lagerfeld gives the collections additional accents and highlight-pieces, and underscores the exclusive positioning of the brand.

Far from producing commodities, Wolford crafts branded goods that offer superior value for their price. The product presentation is consistent worldwide, and its impact is multiplied by the global network of single-brand boutiques and trade partners.

Quality, fashion and superb comfort for the wearer are focal criteria in the development of every new Wolford product, with extensive research harnessed to devising exclusive materials and novel technologies. This innovative power and manufacturing quality are also highly esteemed by renowned license partners. Thus, they were the key factor in Wolford's acquiring a multi-year license to produce Giorgio Armani legwear and bodywear.

Inspiration is drawn from all areas of life and given form with a keen feel for the spirit of the times. Women's desire for flexible, comfortable and multifunctional fashion is fulfilled by offering the right fabrics, cuts and mix-and-match possibilities. From head to toe, Wolford fashions reflect the brand's evolution in step with the present.

Nowadays, actual and perceived quality are often taken for granted. Not so at Wolford, where we are keenly aware that they are essential to successful branding.

CORPORATE GOVERNANCE

We are convinced that carefully implementing, and living, corporate governance makes a valuable contribution to strengthening the trust of investors and the capital market. In September 2002 the Austrian Working Group for Corporate Governance created a framework of rules for responsible corporate governance that is geared to the sustainable creation of value. This Austrian Code of Corporate Governance, to which companies subscribe on a voluntary basis, leads to a high degree of transparency for all stakeholders of the company.

Wolford has already long fulfilled many of the Code's provisions, and committed itself to the Code in principle in the last annual report. Implementation was consistently pursued during the past fiscal year and compliance with almost all rules is now achieved.

In addition to the mandatory compliance with the so-called "L rules" (legally required rules), the company adheres to all "C rules" ("comply-or-explain" rules) except for Rule 42 (strategy committee within the Supervisory Board), 51 (Supervisory Board representation of free float), 54 (number of Supervisory Board seats), and 78 (auditing of risk management).

To comment on these exceptions: In light of the company's size, the whole Supervisory Board will act as the strategy committee for the time being. Also, no increase in the number of Supervisory Board members is being contemplated at present. In the event of future changes in the number of Supervisory Board positions, the principle of adding a free-float representative to the Board will be taken into consideration. The present qualifying criteria for Supervisory Board membership have been in effect since the company went public. At most, an addition to the company's by-laws will be considered, for instance regarding an age limit, when the by-laws are to be changed for some other reason. In all other respects, the company complies with the legal requirements of § 86 of the Austrian Stock Corporation Act (Aktiengesetz). Finally, the requirement of risk management has been effectively addressed by the creation of a distinct organizational unit, Internal Auditing, which reports directly to the Group's Executive Board. In view of the responsibility to provide reports to the Supervisory Board, Wolford regards this function as sufficiently fulfilled.

Continued rigorous cost management
Tight control of internal costs and the implementation of operational improvements continued in the 2003/2004 fiscal year, in line with the targets of the restructuring program. This safeguarded the company's profitability despite a decrease in sales. Even in an extremely difficult market environment, the restructuring begun in 2001 thus demonstrated its lasting effectiveness.

Sales of the Wolford Group fell by 7.4 percent during the fiscal year completed, from EUR 128.8 million to EUR 119.2 million. Nevertheless, the items in Wolford's income statement are positive throughout. Net profit for the year reached EUR 0.9 million compared to EUR 2.5 million in fiscal 2002/2003. Subject to the approval of the annual meeting, the earnings per share of EUR 0.18 are to be fully retained.

Changes to boards
The annual meeting of Wolford AG's shareholders on September 3, 2003 in Bregenz elected new members to the Supervisory Board. The Board is now chaired by highly-regarded business lawyer Theresa Jordis. The other two members of the Supervisory Board are Gerd Strehle, founder of successful German fashion label Strenesse, and Wolfgang Meusburger, former CEO of Tchibo Holding AG.

On January 7, 2004 Holger Dahmen took over as Wolford's Chief Executive Officer from Fritz Humer, who retired after more than 30 years with the company. Key positions in marketing and sales are being created or re-staffed in order to set the stage for the market focus which Wolford needs.

STAFF

Following the significant reduction in the staff count in the 2002/2003 fiscal year, the average number of employees (expressed in full-time equivalents) declined by another 141 FTE to 1,430. In the 2003/2004 fiscal year, Wolford had a total of 45 apprentices in training, including 11 in their first year. Wolford thus develops a pool of well-trained specialists for the future; its vocational training program is one of the largest in Austria's Vorarlberg region.

"Women are much more reasonable than men. Or have you ever heard of a woman running after a man because of his legs?"

Marlene Dietrich, actress

Average number of employees (full-time basis)


2003/04
1,430
2002/03
1,571
2001/02
1,814
2000/01
1,880
1999/00
1,813

Staff costs decreased from EUR 61.5 million to EUR 59.1 million. Against this backdrop, the further rise in productivity is particularly gratifying and is evidence of the positive trend. Sales per employee increased from the previous year's EUR 81,980 to EUR 83,370 in 2003/2004.

Staff costs (in thousands of EUR)


70,000
0
49.9%
47.7%
49.6%
2001/02
2002/03
2003/04
Staff costs
in % of sales

2003/04	59,071
2002/03	61,451
2001/02	68,685

OTHER OPERATING EXPENSES

Other operating expenses were lowered further over the reporting period to EUR 28.2 million from EUR 31.1 million one year earlier. This marked a reduction of more than 9 percent.

Other operating expenses (in thousands of EUR)


37,000
0
26.1%
24.2%
23.6%
2001/02
2002/03
2003/04
Other operating expenses
in % of sales

2003/04	**28,191**
2002/03	31,127
2001/02	35,920

We will optimize the process chain of product – communication – price – distribution.

FINANCIAL POSITION AND RESULTS OF OPERATIONS

EBITDA retreated by 22.8 percent from EUR 12.1 million in the 2002/2003 fiscal year to EUR 9.4 million last year. This decrease was attributable mainly to the sales decline and could not be fully offset by the cost improvement measures. The EBITDA margin was 7.9 percent, down from 9.4 percent. EBIT eased accordingly from EUR 3.4 million to EUR 2.6 million.

The EBIT margin, reduced by the sales decrease to 2.2 percent compared to 2.6 percent in the previous fiscal year, reached a level that testifies to the success of the restructuring measures in an exceedingly difficult setting, but is not satisfactory in the medium term and can only be improved through sales growth.

EBITDA (in thousands of EUR)


13,000
0
9.4%
7.9%
5.6%
2001/02
2002/03
2003/04

EBITDA
---- EBITDA margin

2003/04	9,359
2002/03	12,120
2001/02	7,748

EBIT (in thousands of EUR)


4,000
0
(3,000)
2.6%
2.2%
2001/02
- 1.8%
2002/03
2003/04

EBIT
---- EBIT margin

2003/04	2,633
2002/03	3,368
2001/02	(2,469)

"Always yield to temptation.
It may not pass
your way again."

Oscar Wilde, writer

The financial result improved by 16.7 percent during the year under review from a negative EUR 1.9 million to a negative EUR 1.6 million. The reason was a significant reduction in interest payments thanks to the lower debt. This positive change in the financial result is a benefit of the optimization of the Wolford Group's financing structure.

Financial result (in thousands of EUR)


2003/04
(1,612)
2002/03
(1,935)
2001/02
(3,370)

Earnings before taxes (EBT) were EUR 1.0 million versus EUR 1.4 million in the prior year. Cash flow from operating activities fell from EUR 14.2 million to EUR 12.9 million as a result primarily of the exchange rate movements. Operating cash flow thus amounted to 10.8 percent of sales (prior year: 11.0 percent).

EBT and cash flow (in thousands of EUR)


2003/04
1,021
12,917
2002/03
1,433
14,168
2001/02
(5,839)
4,039
EBT
Cash flow

Net profit for the year was EUR 0.9 million. In addition to the sales decrease, the main reason for the reduction of EUR 1.6 million compared to the fiscal year lay in lower deferred tax assets. Earnings per share were EUR 0.18, down from EUR 0.52.

Earnings per share and cash flow per share (in EUR)


2003/04
0.18
2.72
2002/03
0.52
2.98
2001/02
(0.97)
0.85
Earnings per share
Cash flow per share

As the basis for Wolford's success, all decision makers in the Group have to maintain a single-minded market focus.

Capital expenditure, amortization, depreciation and write-downs, and cash flow (in thousands of EUR)


2003/04
3,591
6,726
12,917
2002/03
3,747
8,752
14,168
2001/02
8,285
10,216
4,039
Capital expenditure
Amortization, depreciation and write-downs
Cash flow

Capital expenditure (in thousands of EUR)


9,000
0
6.0%
2.9%
3.0%
2001/02
2002/03
2003/04
Capital expenditure
in % of sales

2003/04	3,591
2002/03	3,747
2001/02	8,285

Capital expenditure remained at the prior-year level and stood at EUR 3.6 million in the 2003/2004 fiscal year. Amortization, depreciation and write-downs fell by EUR 2.0 million to EUR 6.7 million.

Non-current assets declined by EUR 9.3 million due primarily to a decrease in property, plant and equipment and in financial assets. A lower level of current assets reflected a reduction in inventories by EUR 1.5 million (especially in finished goods) and a drop in current receivables. In addition, goodwill amortization and goodwill write-downs amounted to EUR 0.2 million, compared to EUR 0.8 million in the year before.

Inventories (in thousands of EUR)


2003/04
4,510
4,577
13,181
2002/03
3,885
4,335
15,544
2001/02
4,758
5,785
18,296
Raw materials and supplies
Work in process
Finished goods

Shareholders' equity rose from EUR 64.4 million to EUR 65.1 million. The equity ratio thus climbed from 44.1 percent on the previous year's balance sheet date to 47.9 percent on April 30, 2004, an improvement of 3.8 percentage points.

"The weaker sex
is the stronger one
because of the weakness of
the stronger sex
for the weaker."

Greta Garbo, actress

Non-current liabilities eased by EUR 8.4 million thanks in large part to the reduction of EUR 8.9 million in long-term debt.

Current liabilities were cut by EUR 2.5 million through continuing loan repayments. Net debt fell by EUR 11.0 million. As a consequence, the debt-equity gearing improved sharply by 53.4 percent to a level of 36.0 percent. One of the major financial targets of the Wolford Group is thus already achieved.

Gross liquidity, bank debt and net debt (in thousands of EUR)


2003/04
14,359
37,771
23,412
2002/03
17,717
52,080
34,363
2001/02
18,236
64,493
46,257
Gross liquidity
Bank and other debt
Net debt

More than in the past, we will test the up-to-dateness and acceptance of new collections in important markets.

RESEARCH AND DEVELOPMENT

Dedicated to product perfection, Wolford assigns a high priority to the continuous improvement of materials and of knitting and finishing technologies. During the reporting period, EUR 8.1 million was spent on research and development. As well, a landmark event of the past fiscal year was the development of collections for the Giorgio Armani license business.

Research and development expenses (in thousands of EUR)


R&D
in % of sales
9,000
0
5.1%
5.7%
6.0%
6.5%
6.8%
1999/00
2000/01
2001/02
2002/03
2003/04

2003/04	**8,098**
2002/03	8,328
2001/02	8,238
2000/01	8,145
1999/00	7,141

We will target more and new consumers, intensify communications and widen our target group slightly toward younger ages.

The Magic Touch 12 pantyhose that was brought to market in the fall of 2003, with its delicate sheen and extraordinary evenness, integrates the foremost technical innovations of the past years.

Last year's highlight was without a doubt the launch of PURE ENERGY, the intelligent pantyhose with a pressure pattern conforming perfectly to the shape of the leg, which ensures optimum circulation and is designed to elevate the wearer's sense of physical vitality.

Product development (new products in stores)


2003/04
2002/03
2001/02
2000/01
1999/00
88
300
260
147
139
93
Legwear
Body

Wolford also developed new structures, grades of fabric, surface looks and cuts for the classic Bodywear products. Five of these new products already number among the ten top sellers. On the agenda for this fiscal year is the launch of an absolutely opaque stocking product and a pantyhose with a strong shaping function. Both products fit the current fashion trends in legwear. A very light, summery grade of cotton with the familiar soft hand and high elasticity will enrich the Bodywear lines in the summer.

Events after the balance sheet date

Effective the beginning of June 2004, Wolford AG took over 9 of the 20 Wolford locations in Austria that until then were operated by Palmers. This transaction has further strengthened the Retail business in the Austrian home market. It is expected to improve both Wolford's market position and earnings in Austria.

OUTLOOK

This year's challenge: turning around sales

With the financial and organizational restructuring of the company now largely complete, the management's full attention is on expanding sales while protecting and widening margins. In the U.S. the positive trend has visibly continued in the first months of the new fiscal year. Europe as well is showing early signs of an economic upturn and thus of a slight improvement in consumer confidence, although the strength of this trend varies from one country to the next. The license agreement with Armani is likely to fuel growth, as should the continuous increase in distribution strength via the Wolford boutiques. In Asia, coming from low levels, the collaboration with the distribution partners in China and Japan will produce further market successes. To improve the situation in Germany and Italy, staff changes and structural adjustments were made that are expected to contribute to earnings improvements in the future.

In all activities, the premium quality of our products remains the top priority.

The strengthening of distribution structures through organizational measures and reinforcement of human resources should make itself felt at the point of sale, where focused marketing and more intensive communication with the market are apt to increase revenues. Sales growth even in the single digits should generate disproportionately higher earnings growth and thus bring Wolford much closer to the medium-term objective of delivering a double-digit EBIT margin.

Bregenz, June 25, 2004

The Executive Board

Holger Dahmen | Josef Metzler

Peter Simma | Roberto Geronzi

Wolford

WIEN PARIS LONDON



















CONSOLIDATED FINANCIAL STATEMENTS 2003/2004

CONSOLIDATED FINANCIAL STATEMENTS OF THE WOLFORD GROUP FOR THE YEAR ENDED APRIL 30, 2004 PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENTS OF INCOME FOR THE FISCAL YEAR 2003/2004

in thousands of EUR	Note	2003/2004	2002/2003
Sales	(1)	119,214	128,784
Other operating income	(2)	3,284	3,400
Change in inventories of finished goods and work-in-process		(1,743)	(4,584)
Own work capitalized		208	361
Operating output		**120,963**	**127,961**
Cost of materials and purchased services		(24,342)	(23,263)
Staff costs	(3)	(59,071)	(61,451)
Amortization, depreciation and write-downs		(6,489)	(7,994)
Goodwill amortization and write-downs	(4)	(237)	(758)
Other operating expenses	(5)	(28,191)	(31,127)
Operating profit (loss) [EBIT]		**2,633**	**3,368**
Net interest cost	(6)	(1,360)	(1,469)
Net investment securities income	(7)	456	236
Interest paid on employee benefit funding		(708)	(702)
Profit (loss) before taxes [EBT]		**1,021**	**1,433**
Income taxes	(8)	(161)	1,025
Net profit (loss) for the year		**860**	**2,458**
Earnings per share (in EUR)		**0.18**	**0.52**

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS AT APRIL 30, 2004

ASSETS

in thousands of EUR	Note	April 30, 2004	April 30, 2003
Non-current assets	(9)		
Property, plant and equipment		63,922	67,052
Goodwill		1,140	1,464
Other intangible assets		2,911	3,236
Investments in associates		3	3
Financial assets		10,702	16,304
Long-term receivables	(10)	898	818
		79,576	**88,877**
Deferred tax assets	(11)	**6,727**	**6,198**
Current assets			
Inventories	(12)	22,268	23,764
Current receivables and other assets	(13)	21,034	22,861
Current securities and financial investments	(14)	2,500	1
Cash and cash equivalents		3,845	4,460
		49,647	**51,086**
Total assets		**135,950**	**146,161**

The accompanying Notes form an integral part of these consolidated financial statements

LIABILITIES

in thousands of EUR	Note	April 30, 2004	April 30, 2003
Shareholders' equity	(15)		
Capital stock		36,350	36,350
Additional paid-in capital		1,817	1,817
Other reserves		26,887	26,230
		65,054	**64,397**
Non-current liabilities			
Long-term debt	(16)	12,634	21,582
Provisions for employee benefits	(17)	12,645	12,118
Other non-current liabilities	(18)	520	484
		25,799	**34,184**
Current liabilities			
Current portion of long-term debt	(16)	1,320	2,058
Bank loans and overdrafts	(19)	23,818	28,440
Provision for income taxes		919	395
Other current provisions	(20)	3,010	2,761
Trade payables		5,052	4,177
Other current liabilities	(21)	10,978	9,749
		45,097	**47,580**
Total shareholders' equity and liabilities		**135,950**	**146,161**

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FISCAL YEAR 2003/2004

in thousands of EUR		Note	2003/2004	2002/2003
Profit before taxes			1,021	1,433
–	Interest and similar income		(256)	(971)
+	Interest and similar expenses		1,616	2,440
+	Amortization, depreciation and write-downs on non-current assets		6,726	8,752
+(-)	Gain (loss) on disposal of property, plant and equipment		9	(31)
+(-)	Gain (loss) on disposal of securities		8	4
+(-)	Translation differences		(876)	1,967
+(-)	Increase (decrease) in provisions for employee benefits		527	397
-(+)	Increase (decrease) in long-term receivables		(80)	298
+(-)	Increase (decrease) in other non-current liabilities		36	(72)
-(+)	Increase (decrease) in inventories		1,496	5,075
-(+)	Increase (decrease) in current receivables and other assets		1,827	(1,723)
+(-)	Increase (decrease) in other current provisions		249	(324)
+(-)	Increase (decrease) in trade payables		176	(408)
+(-)	Increase (decrease) in other current liabilities		1,229	(727)
=	*Cash generated by operations*		*13,708*	*16,110*
-(+)	Income taxes paid (credited)		(244)	(524)
+	Interest received		741	1,261
-	Interest paid		(1,288)	(2,679)
=	**Cash flow from operating activities**		**12,917**	**14,168**
+	Proceeds from sale of securities	(23)	5,780	1,090
-	Purchases of securities		(2,500)	0
+	Proceeds from sale of property, plant and equipment and intangibles		414	640
-	Purchases of other intangible assets	(24)	(345)	(343)
-	Purchases of property, plant and equipment	(24)	(2,420)	(3,278)
=	**Cash flow from investing activities**		**929**	**(1,891)**
+(-)	Change in short-term borrowings	(23)	(5,487)	(26,908)
+(-)	Change in non-current borrowings		(8,948)	13,765
=	**Cash flow from financing activities**		**(14,435)**	**(13,143)**
+(-)	Change in cash and cash equivalents	(22)	(589)	(866)
+(-)	Cash and cash equivalents at beginning of period	(22)	4,460	5,044
+(-)	Effect of exchange rates on cash and cash equivalents at beginning of period		(26)	282
Cash and cash equivalents at end of period		**(22)**	**3,845**	**4,460**

The accompanying Notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FISCAL YEAR 2003/2004

in thousands of EUR	Capital stock	Additional paid-in capital	Other reserves: Revaluation reserve	Hedging reserve	Revenue reserve	Translation reserve	Treasury stock	Total
At April 30, 2002	**36,350**	**1,817**	**(988)**	**(160)**	**34,002**	**(305)**	**(9,748)**	**60,968**
Net profit for the year	0	0	0	0	2,458	0	0	2,458
Other changes taken to equity	0	0	263	116	1,391	(799)	0	971
At April 30, 2003	**36,350**	**1,817**	**(725)**	**(44)**	**37,851**	**(1,104)**	**(9,748)**	**64,397**
Net profit for the year	0	0	0	0	860	0	0	860
Other changes taken to equity	0	0	134	30	809	(1,176)	0	(203)
At April 30, 2004	**36,350**	**1,817**	**(591)**	**(14)**	**39,520**	**(2,280)**	**(9,748)**	**65,054**

NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2004

The Wolford Group is an internationally operating manufacturer and retailer of high-quality legwear (notably stockings and pantyhose), bodywear, swimwear and lingerie. Wolford's head office is located in Austria at Wolfordstrasse 1, 6901 Bregenz.

The business activity of the subsidiaries consists of the sale of products obtained from the parent company.

I. SIGNIFICANT ACCOUNTING PRINCIPLES

1. General information

Explicit and unreserved statement of compliance with IFRS
The consolidated financial statements of Wolford AG for the fiscal year ended April 30, 2004 were prepared in compliance with the International Financial Reporting Standards (IFRS) issued or adopted by the International Accounting Standards Board (IASB) (formerly International Accounting Standards Committee (IASC)).

All standards, and all interpretations of the Standing Interpretation Committee (SIC) that are adopted by the International Financial Reporting Interpretations Committee (IFRIC), in force and mandatory for the fiscal year ended April 30, 2004 were applied in their then current form.

These consolidated financial statements were prepared in accordance with the Austrian law on consolidated financial statements (KonzAG) (§ 245a HGB) published in March 1999. Under this law, a parent company preparing consolidated financial statements and a consolidated management report in accordance with internationally accepted accounting standards is exempted from the requirement to prepare parallel financial statements that satisfy the Austrian financial reporting rules of the HGB. The consolidated financial statements and management report also comply with Directive 83/349/EEC on consolidated financial statements.

In all financial reporting by the Wolford Group for the 2003/2004 fiscal year, amounts are stated in thousands of euros (TEUR) unless noted otherwise.

2. Basis of consolidation

The scope of consolidation is defined in accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Company	Registered office	Direct interest in %
Wolford Deutschland GmbH	Munich	100
Wolford (Schweiz) AG	St. Margrethen	100
Wolford Paris S.a.r.l.	Paris	100
Wolford London Ltd.	London	100
Wolford Italia s.r.l.	Milan	100
Wolford España S.L.	Madrid	100
Wolford Skandinavia ApS	Copenhagen	100
Wolford America, Inc.	New York	100
Wolford Japan K.K.	Tokyo	100
Wolford Nederland B.V.	's-Hertogenbosch	100
Wolford China Ltd.	Hong Kong	100
Wolford Canada, Inc.	Vancouver	100

		Indirect interest in %
Wolford Boutiques, LLC	New York	100

The number of fully consolidated companies was unchanged in the reporting year.

The year-end for the consolidated financial statements is that of the parent company (April 30).

The balance sheet date of all consolidated companies for the fiscal year is April 30.

The same uniform, Group-wide accounting policies were applied in the preparation of the separate financial statements of all consolidated companies.

Significant differences between IFRS and Austrian HGB accounting law

Differences in concept
Austrian accounting regulations give priority to the protection of creditors and therefore attach greater importance to the principle of prudence. Likewise, the fact that tax assessment is based on the commercial financial statements has implications for financial statements prepared in accordance with Austrian accounting law.

By contrast, the primary objective of IFRS financial reporting is to provide shareholders and investors with information suitable as a basis for investment decisions. IFRS thus tends to place a higher priority on the comparability of financial statements than does the HGB, both between periods and between companies.

Specific differences that have particular relevance for Wolford's consolidated financial statements are outlined below:

Non-current assets/leases
Under the HGB, leases and rental agreements are reported mainly on the basis of legal ownership; in the absence of applicable rules, leased or rented assets are often capitalized according to the criteria employed for tax purposes.

Under IFRS, leases are classified on the basis of the extent to which the risks and rewards incident to ownership of a leased asset lie with the lessor or lessee, with the substance of the agreement taking precedence over its legal form.

Financial assets/securities classified as non-current assets
Under the HGB, financial assets are carried at the lower of cost or fair value when a decline in value is other than temporary. Recognition of temporary declines in value is optional.

Under IFRS, securities held as non-current assets, depending on their classification, are carried at amortized cost using the effective interest method or at fair value without deducting transaction costs.

Securities held as current assets

Under Austrian accounting law, securities held as current assets are carried at the lower of cost or market value. Under IFRS, securities treated as current assets are carried at market value, with the recognition of temporary changes in market value being dependent on the classification of the security. Where securities are held for trading, changes in value must be recognized in income. For available-for-sale securities, changes in value are recognized either in income or directly in equity (in the revaluation reserve).

Inventories

In accordance with the option existing under the HGB, Wolford waives the inclusion of discretionary employee benefits in production costs for the purpose of inventory valuation. As IFRS do not provide this option, production costs based on IFRS do include discretionary employee benefits.

Deferred taxes

Under the HGB, the recognition of deferred tax assets resulting from timing differences between the results for financial reporting purposes and the tax base is optional. The recognition of deferred tax assets for carry-forwards of tax losses is not allowed.

Under IFRS, both deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their respective tax base. The size of the deferred tax assets and liabilities is determined by applying the tax rate expected to be in effect during the period in which the carrying value of the asset will be recovered or the liability settled. Deferred tax assets are also recognized on realizable unused tax losses carried forward.

Provisions for pensions and severance pay

In accordance with the HGB, the Company provides for pension costs based upon actuarial valuations using the entry age method and a discount rate of 4 percent.

Severance pay is provided for based on a present value calculation applying a discount rate of 4 percent. Salary increases are not taken into account. An employee turnover discount is applied.

In keeping with IAS 19, provisions for pensions and severance pay are calculated by making allowance for salary increases with a compounding rate of 3 percent (representing salary increases and inflation) and using a discount rate of 5.75 percent.

In accordance with IFRS, the discount for staff turnover for the purposes of severance pay is graduated based on employees' length of service (see Note 17 on provisions for employee benefits). Likewise, for pensions a staff turnover discount is applied.

Hedging and derivative financial instruments

Derivative financial instruments are measured at fair value and recognized directly in the income statement; the resulting gains or losses are recognized as income or expense.

Under HGB, derivative financial instruments (used, for example, for hedging transactions) are as a rule carried in the balance sheet only when a loss is imminent. Under IFRS, such transactions, provided they meet certain defined criteria, are considered to constitute fair-value hedges if they serve to hedge against the risk of a change in the fair value of a recognized asset or liability. Transactions used for hedging against the risk of changes in future cash flows are classified as cash flow hedges. Both types of hedges are carried at fair value. Depending on the classification of the hedges, any gains or losses resulting from a change in fair value are recognized either in income or directly in equity.

Those derivative financial instruments for which hedge accounting is not permitted under IFRS are stated at their fair value. Any resulting gains or losses are recognized in income.

Foreign-currency translation

The HGB does not provide specific direction on the translation of financial statements of companies that do not employ the reporting currency.

In keeping with IAS 21, for subsidiaries which do not report in euros, income and expense items are translated at average exchange rates for the period. The difference between the income and expense items translated at these respective rates and the net profit or loss for the period based on the rate at the period's balance sheet date is taken to equity, where it is reported in the translation reserve.

Foreign-currency transactions

Under HGB, monetary items shown in the balance sheet that are denominated in foreign currency are translated as follows: if reported on the assets side, at the exchange rate ruling at the transaction date or the lower closing date rate; if reported on the liabilities side, at the exchange rate ruling at the transaction date or the higher closing date rate. Unrealized foreign exchange gains are therefore not recognized. Under IFRS, monetary assets and liabilities are measured at the closing rate. Unrealized exchange gains and losses are therefore recognized as income or expense.

3. Accounting policies applied

Property, plant and equipment are carried at cost and depreciated over their expected useful lives in accordance with IAS 16 (Property, Plant and Equipment) using the straight-line method.

Interest expense on borrowings raised to finance property, plant and equipment that are constructed or acquired over an extended period of time is not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following estimated useful lives:

Buildings	10 to 50 years
Technical equipment and machinery	4 to 20 years
Other equipment, furniture and fixtures	2 to 10 years

In the event of significant impairment that exceeds depreciation, assets are, if required, written down in conformity with IAS 36 (Impairment of Assets). No significant impairment was recognized in the year under review.

Repair and maintenance costs relating to property, plant and equipment are expensed as incurred. Such costs are only capitalized if it is expected that the additional expenditure will yield future additional economic benefits from use of the asset.

Leased property, plant and equipment which, from a substance-over-form point of view, are to be construed as purchases of assets under long-term financing arrangements because the risks and rewards associated with such assets pass to the lessee (i.e. assets held under a finance lease), are capitalized at the lower of their fair value or the present value of the minimum lease payments, pursuant to IAS 17 (Leases). Such assets are depreciated over their useful lives. If it is not reasonably certain at the beginning of the lease that ownership will pass to the lessee, the asset is depreciated over the shorter of the lease term or the asset's useful life. The payment obligations arising from future lease payments are recognized as liabilities.

Items leased or rented under other lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. The rental payments are expensed.

Goodwill resulting from business combinations is capitalized and amortized. The assumed useful lives for the purposes of amortization range from 10 to 15 years.

Other intangible assets are measured at cost and amortized by the straight-line method over their useful lives of three to six years.

Research costs may not be capitalized under IAS 38 (Intangible Assets) and are expensed in the period in which they are incurred.

Development costs are generally also expensed as incurred. Development costs are capitalized only if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the respective development costs. Beyond this, development projects a number of additional criteria under IAS 38 in order to qualify for recognition in equity. In the fiscal years 2003/2004 and 2002/2003 no developments costs were incurred that were eligible for capitalization.

In fiscal 2003/2004, research and development costs of TEUR 8,098 (2002/2003: TEUR 8,328) were expensed.

Financial instruments are recognized at the settlement date, in keeping with IAS 39. *Securities held as non-current assets* include units of an investment fund that serve to cover the employee benefit obligation as prescribed by tax law. The item also comprises other securities and investment fund units. These are classified as available-for-sale and, in accordance with IAS 39, are measured at fair value without deducting transaction costs. Fair value is deemed to be the market price of these financial instruments at the balance sheet date. The valuation gain or loss is recognized in equity in the revaluation reserve.

Securities held as current assets and classified as available for sale are carried (in accordance with IAS 39) at fair value as determined by reference to stock exchange prices at the balance sheet date. Temporary fluctuations in market value are taken to equity (in the revaluation reserve). When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss in net investment securities income.

Inventories - Raw materials and supplies are measured at the lower of cost or market value. As a rule, their consumption is measured at cost

Work-in-process and finished goods are valued at the lower of production cost or net realizable value. Production cost includes all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. Appropriate write-downs are made to reflect inventory risks arising from reductions in net realizable value and from slow-moving items.

Borrowing costs are expensed as incurred. This represents the benchmark treatment under IAS 23.

Receivables and other assets – Receivables are capitalized at the fair value of the consideration given, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by setting up provisions in the requisite amounts.

All cash holdings and financial investments with a term to maturity not exceeding 90 days at the time of acquisition that are included in *cash and cash equivalents* are classified as liquid assets. These assets are marked-to-market at the balance sheet date. At the year-end none of the amounts included in this item were subject to any restrictions as to their use.

Treasury stock is reported in the balance sheet as a charge to equity, pursuant to SIC 16.

Income taxes – Provisions set up for current taxes cover all tax liabilities known to exist at the balance sheet date. In addition, assets and liabilities are established for deferred taxes according to the balance sheet liability method specified in IAS 12. This involves accruing deferred taxes for the temporary differences in valuation and reporting between the tax bases and the commercial IFRS financial statements of the Group companies, and for eliminations. The tax rate applied in the underlying calculation is the rate that is expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized in respect of all loss carry-forwards that are expected to reverse with sufficient certainty in the foreseeable future.

For domestic entities the calculation of deferred taxes is based on a tax rate of 34 percent. For foreign entities the respective local tax rate is used.

Liabilities – At initial recognition, liabilities are measured at the fair value of the consideration received. At the balance sheet date, long-term debt is measured at amortized cost.

Provisions for employee benefits – The method used to determine employee benefit obligations is explained in the Note to this balance sheet item.

Provisions – Other provisions are set up in accordance with IAS 37 where the Company has a current obligation arising from a past event. Where it is unclear whether such a current obligation exists, a provision is set up only if the obligation is assumed to exist at the balance sheet date with a probability of more than 50 percent. Long-term provisions are discounted if the interest component included in the obligation is significant.

Liabilities under finance leases are carried at the present value of the minimum lease payments, in accordance with IAS 17 (Leases).

Earnings per share are determined by dividing net profit for the year by the number of shares outstanding. The buy-backs of a total of 250,000 shares in the fiscal years 1998/1999, 1999/2000 and 2000/2001 were taken into account in the calculation. As the exercise price of the potential stock exceeded the market value at April 30, 2004, it had no diluting effect and, as in the previous fiscal year, diluted earnings per share were therefore not calculated. In 2002/2003 and 2003/2004 the basis for the calculation of earnings per share was determined as follows:

Total number of shares outstanding	5,000,000
less shares of treasury stock	-250,000
Total	4,750,000

Revenue recognition – Revenue is recognized when the significant risks and potential rewards of ownership have been transferred or when services have been rendered, taking into account also the other revenue recognition criteria set out in IAS 18. Interest income is recognized on a prorated basis by reference to effective interest rates. Income from royalties and rentals is likewise recognized on a prorated basis.

Foreign-currency translation – Differences resulting from the translation of foreign currency-denominated monetary items in separate financial statements which are caused by exchange rate fluctuations between the initial recognition of a transaction and the balance sheet date are recognized as income or expense in the period. In the 2003/2004 fiscal year, translation differences in the amount of TEUR 114 (2002/2003: TEUR 520) were taken to income.

Movements in key exchange rates were as follows:

Currency	Middle rate on balance sheet date		Average rate for fiscal year	
	April 30, 2004	April 30, 2003	2003/2004	2002/2003
1 EUR / USD	1.1970	1.1140	1.17983	0.99285
1 EUR / JPY	131.9400	132.8500	133.02750	120.65500
1 EUR / GBP	0.6752	0.6980	0.69483	0.64323
1 EUR / CHF	1.5526	1.5127	1.54681	1.46602
1 EUR / CAD	1.6335	1.5990	1.59971	1.54069
1 EUR / DKK	7.4415	7.4240	7.43566	7.43137
1 EUR / HKD	9.3150	8.6750	9.14796	7.74362

Hedging/derivative financial instruments – To hedge its exposure to the effects of foreign currency fluctuations on the value of assets, liabilities and forecasted transactions, Wolford enters into derivatives transactions in the form of forward-currency transactions, a long option and an interest rate swap. In accordance with IAS 39, hedging transactions and derivative financial instruments are measured at fair value.

Methods of consolidation – Capital is consolidated by the benchmark method: The cost of acquisition or creation of the equity interest in the respective subsidiary is offset against the value of the identifiable assets and liabilities of the subsidiary at the time of its acquisition or establishment.

Intra-group balances are eliminated by netting trade receivables, borrowings and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.

Intra-group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-group sales and services.

Intra-group gains or losses from the transfer of assets are offset if material. The same procedure is used for material intra-group profits from inventories.

Untaxed reserves resulting from special tax exemptions are disclosed in the consolidated financial statements under revenue reserves, net of deferred taxes.

Assumptions – In preparing consolidated financial statements it is necessary, to some extent, to make estimates and assumptions influencing the carrying values of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The actual future amounts may differ from such estimates.

Non-current and current assets and liabilities – Assets and liabilities with a term to maturity of up to one year are classified as current (short-term). Those with a term to maturity of more than one year are classified as non-current (long-term). Term to maturity is determined by reference to the balance sheet date.

II. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(1) Sales

Detailed information on sales is provided in *Segment Reporting* in *V. Other Information.*

(2) Other operating income

in thousands of EUR	2003/2004	2002/2003
Rental income	243	269
Reimbursement of staff costs	740	575
Insurance benefits	354	299
Gains from disposal of property, plant and equipment	9	31
Costs passed through to distribution partners	373	712
Restaurant revenue	260	248
Grants for advertising and other purposes	295	292
Other	1,010	974
Total	3,284	3,400

(3) Staff costs

in thousands of EUR	2003/2004	2002/2003
Wages	11,471	12,313
Salaries	34,344	35,053
Statutory social security contributions, pay-based levies and other compulsory contributions	11,589	11,731
Expenses for severance pay and pensions	947	1,497
Executive Board	*188*	*73*
Other management	*(27)*	*477*
Other employee benefits	720	857
Total	59,071	61,451

(4) Goodwill amortization and write-downs

In the fiscal year this item did not include any write-downs on goodwill (2002/2003: TEUR 398).

(5) Other operating expenses

in thousands of EUR	2003/2004	2002/2003
Taxes (excluding income taxes)	284	328
Advertising expenses	5,515	6,926
Legal and consulting fees	2,112	1,935
Rental and lease payments	6,452	7,824
Freight	2,319	2,248
Travel expenses	1,434	1,700
Duties and charges	355	381
Insurance premiums	1,107	1,056
Other	8,613	8,729
Total	28,191	31,127

(6) Net interest cost

in thousands of EUR	2003/2004	2002/2003
Interest and similar income	256	971
Interest and similar expense	(1,616)	(2,440)
Total	(1,360)	(1,469)

Net interest cost includes income from securities that were reclassified to non-current assets with effect from April 30, 2003 in order to reflect their use in the Group at that time. At April 30, 2004 this classification was no longer accurate. The corresponding interest income is now recognized in other net investment securities income.

(7) Net investment securities income

in thousands of EUR	2003/2004	2002/2003
Income from securities	464	240
Expenses from securities	(8)	(4)
Total	456	236

(8) Income taxes

The effective tax rate for the 2003/2004 fiscal year is 16 percent (2002/2003: -72 percent).

Current tax expenditure had the following composition:

in thousands of EUR	2003/2004	2002/2003
Tax expense in the fiscal year		
Austria	(239)	(4)
Foreign	(567)	(346)
Deferred tax expense/credit		
Austria	(146)	3,071
Foreign	791	(1,696)
Total	(161)	1,025

Reconciliation of tax expense based on the Austrian corporate income tax rate of 34 percent to the effective tax rate for the period:

in thousands of EUR	2003/2004	2002/2003
Profit (loss) before taxes	1,021	1,433
Tax expense at a tax rate of 34%	(347)	(487)
Foreign tax rates	103	175
Non-temporary differences		
Tax-free amounts	129	10
Tax-exempt income from subsidiaries	0	278
Losses for which no deferred tax asset was accrued	(711)	947
Other	665	102
Effective tax expense	(161)	1,025
Effective tax rate	16%	-72%

When implementing the announced cut in the Austrian corporate income rate from 34 percent to 25 percent the reported deferred tax asset will have to be reduced by about TEUR 1,277.

III. NOTES TO THE CONSOLIDATED BALANCE SHEETS

ASSETS

(9) Non-current assets

Movements in non-current (i.e. long-term) assets are presented in detail in the consolidated statements of changes in non-current assets. The exchange rate effect resulting from the translation of foreign entities' assets at beginning-of-period versus end-of-period exchange rates is likewise disclosed separately.

Property, plant and equipment
Movements in property, plant and equipment are disclosed in detail in the consolidated statements of changes in non-current assets, which form part of these consolidated financial statements.

Property, plant and equipment includes leased assets which, in view of the substance of the lease contracts, must be reported as assets held by the Wolford Group. In particular, such assets include leased buildings. At April 30, 2004 the amount capitalized in this respect was TEUR 591 (April 30, 2003: TEUR 637). It is carried in the balance sheet in the item "Land, land rights and buildings, including buildings on third-party land".

Other intangible assets
Movements in other intangible assets are detailed in the consolidated statements of changes in non-current assets, which form part of these consolidated financial statements.

Amortization and write-downs on intangible assets are shown in the consolidated statements of changes in non-current assets and included in the item "depreciation, amortization and write-downs" in the consolidated statements of income.

Securities held as non-current assets
As prescribed by IAS 39, the fund units included in this item are categorized as available-for-sale and measured at fair value, which represents the market price of the units at the balance sheet date. The change of TEUR 140 in fair value during the 2003/2004 fiscal year (2002/2003: TEUR 361) is taken directly to equity.

(10) Long-term receivables

This item largely represents other receivables.

(11) Deferred tax assets

The deferred tax asset arises from the following temporary measurement and recognition differences between IFRS carrying amounts and the corresponding tax base:

in thousands of EUR	April 30, 2004	April 30, 2003
Deferred taxes (assets)		
Allocation to employee benefit provisions	589	758
Eliminations	5,009	4,896
Deferred taxes on loss carry-forwards	3,158	1,699
Securities	0	37
Foreign-currency translation	30	61
Other	73	53
Deferred tax assets	8,859	7,504
Deferred taxes (liabilities)		
Property, plant and equipment	(185)	(261)
Inventory valuation	(34)	(40)
Untaxed reserve	(408)	(409)
Other	(1,505)	(596)
Deferred tax liabilities	(2,132)	(1,306)
Deferred tax assets, net	6,727	6,198

In accordance with IAS 12, deferred tax assets of TEUR 3,158 (April 30, 2003: TEUR 1,699) were recognized for loss carry-forwards that are expected to reverse in the future.

Current assets

(12) Inventories

The breakdown of inventories is the following:

in thousands of EUR	April 30, 2004	April 30, 2003
Raw materials and supplies	4,510	3,885
Work in process	4,577	4,335
Finished goods and merchandise	13,181	15,544
Total	22,268	23,764

(13) Current receivables and other assets

in thousands of EUR	April 30, 2004	April 30, 2003
Trade receivables	18,714	19,379
Other receivables and assets	1,313	2,361
Prepaid expenses	1,007	1,121
Total	21,034	22,861

Trade receivables include TEUR 0 (April 30, 2003: TEUR 0) evidenced by bills of exchange.

(14) Current securities and financial investments

This item includes a time deposit of TEUR 2,500 pledged as collateral for liabilities.

SHAREHOLDERS' EQUITY AND LIABILITIES

(15) Shareholders' equity

The composition of and movement in equity is presented in a separate schedule, the consolidated statements of changes in equity.

Capital stock
The issued capital of the Company consists of 5,000,000 shares of no par value, each share representing an equal interest in the capital stock.

Additional paid-in capital
The appropriated capital reserve represents proceeds (net of issuing costs) from the sale of stock at above par value in the 1995 fiscal year.

Revaluation reserve
The revaluation reserve resulting from the remeasurement of financial instruments is reported in equity, net of applicable income taxes.

Treasury stock
In the reporting year the Company did not repurchase any of its stock. The Company holds 5 percent of the capital stock.

Non-current liabilities

(16) Long-term debt

Long-term debt had the following composition:

in thousands of EUR	April 30, 2004	April 30, 2003
Bank loans (EUR), variable interest rates of 2.5% to 4%, including TEUR 3,662 of ERP loans (April 30, 2003: TEUR 6,288)	8,663	21,288
Bank loans (CHF), variable interest rate of 1%	3,494	430
Loan from Forschungsförderungsfonds (EUR), fixed interest rate of 2% to 3%	1,466	1,671
Loan from Vorarlberg regional government (EUR)	331	251
Total	13,954	23,640
Of which current portion	*1,320*	*2,058*

Long-term bank debt is secured with TEUR 6,177 of securities held as non-current and current assets (April 30, 2003: TEUR 11,718).

(17) Provisions for employee benefits

Allocations to provisions for employee benefits (pensions, severance pay and anniversary bonuses) are calculated in accordance with IAS 19.

in thousands of EUR	April 30, 2004	April 30, 2003
Provisions for pensions	3,590	3,239
Provisions for severance pay	7,642	7,717
Provisions for anniversary bonuses	1,413	1,162
Total	12,645	12,118

Provisions for pensions

Wolford AG has direct pension obligations to current and former members of the Executive Board based on individual commitments. Actuarial gains and losses are recognized based on the corridor method.

In calculating pension entitlements using the projected unit credit method, the following actuarial assumptions were used:

Biometric data	from AVÖ 1999, by Pagler & Pagler
Interest rate	5.75% per year
Wage/salary increases	3.0% per year
Average staff turnover	up to 10.0%

Provisions for severance pay

Under current legislation, employees of the Austrian parent company are entitled to a one-time severance payment if employment is terminated by the Company or on their retirement. The amount of severance pay is determined by the number of years of service completed and the amount of compensation earned at the time of termination.

In calculating the severance pay provisions by the projected unit credit method, the following actuarial assumptions were used:

Biometric data			from AVÖ 1999, by Pagler & Pagler
Interest rate			5.75% per year
Wage/salary increases			3.0% per year
Staff turnover distribution by length of service			
	0 to 3 years	19%	
	3 to 5 years	13%	
	5 to 10 years	9%	
	10 to 15 years	5%	
	15 to 20 years	1%	
	over 20 years	0%	
Age at retirement			61.5 to 65 / 56.5 to 60 years

Movements in the Austrian parent company's provisions for pensions and severance pay during the fiscal year were as follows:

in thousands of EUR	2003/2004	2002/2003
Present value of severance pay and pension obligations at May 1	11,347	10,723
Current service cost	794	734
Interest expense	644	635
Pension and severance benefits paid	(822)	(1,243)
Actuarial (loss) gain	(347)	227
Present value of obligations at April 30	11,616	11,076
Cumulative unrecognized actuarial gains (pensions)	(553)	(281)
Provisions reported in the balance sheet at April 30	11,063	10,795

For defined-contribution plans, costs of TEUR 13 were recognized in income (2002/2003: TEUR 1).

Provisions for anniversary bonuses

The provisions for anniversary bonuses in the amount of TEUR 1,413 (April 30, 2003: TEUR 1,162) are also computed in accordance with IAS 19 (revised 1998).

In calculating anniversary bonus entitlements by the projected unit credit method, the following actuarial assumptions were used:

Biometric data		from AVÖ 1999, by Pagler & Pagler
Interest rate		5.75% per year
Wage/salary increases		3.0% per year
Staff turnover distribution by length of service		
0 to 3 years	19%	
3 to 5 years	13%	
5 to 10 years	9%	
10 to 15 years	5%	
15 to 20 years	1%	
over 20 years	0%	
Age at retirement		61.5 to 65 / 56.5 to 60 years

(18) Other non-current liabilities

in thousands of EUR	April 30, 2004	April 30, 2003
Obligations under finance leases	390	336
Other	130	148
Total	520	484

Obligations under finance leases are detailed in Section *V. Other Information.*

Current liabilities

(19) Bank loans and overdrafts

Analysis of current bank loans and overdrafts:

in thousands of EUR	April 30, 2004	April 30, 2003
Variable-rate export promotion loans (KRR)	13,027	14,058
Short-term cash facility in JPY	641	3,812
Short-term cash facility in CHF	116	331
Cash credit line	6,395	6,395
Short-term cash facility in USD	3,639	3,844
Total	23,818	28,440

(20) Other current provisions

in thousands of EUR	April 30, 2004	April 30, 2003
Valuation of forward transactions	101	0
Premiums and commissions	346	226
Advertising	98	169
Sales bonuses	207	196
Legal and consulting costs	331	425
Disability compensatory tax	119	131
Other	1,806	1,614
Total	3,010	2,761

The movements in significant other accruals carried in accordance with IAS 37 are summarized below:

in thousands of EUR	At May 1, 2003	Translation difference	Used	Released	Added	At April 30, 2004
Valuation of forward transactions	0	0	0	0	101	101
Premiums and commissions	226	0	226	0	346	346
Advertising	169	(2)	167	0	98	98
Sales bonuses	196	(1)	187	8	207	207
Legal and consulting costs	425	7	391	35	325	331
Disability compensatory tax	131	0	97	34	119	119
Total	1,147	4	1,068	77	1,196	1,202

(21) Other current liabilities

Other current liabilities include, among other items, the following amounts owed to employees:

in thousands of EUR	April 30, 2004	April 30, 2003
Vacation pay	2,780	2,703
Special payments	1,844	1,937
Overtime pay	623	223
Social security obligations	1,167	1,160
Obligations to the Austrian tax authorities	689	863
Obligations to staff	759	720
Obligations from vouchers	820	813
Other	2,296	1,330
Total	10,978	9,749

IV. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows traces the changes in the Group's cash and cash equivalents over the reporting year as a result of cash inflows and outflows.

The consolidated statements of cash flows distinguish between cash flows associated with operating activities, with investing activities, and with financing activities.

Cash flow from operating activities is determined using the indirect method. The starting point is earnings before taxes, which is adjusted for non-cash expenses and revenues. The result plus the changes in net working capital (excluding cash and cash equivalents) shown in the consolidated balance sheets represent cash flow from operating activities.

Inflows and outflows from interest receipts/payments are shown in cash generated by operations. As a rule, all interest expense and interest income results in cash flows, with the exception of the interest component in provisions for employee benefits.

(22) Cash and cash equivalents

Cash and cash equivalents consist only of cash and liquid, short-term financial assets.

(23) Proceeds from sale of securities

Cash from the sale of securities was generated by the redemption of a maturing bond held by the Group and the sale of a bond.

(24) Purchases of other intangible assets and property, plant and equipment

During the reporting period the Group acquired other intangible assets and property, plant and equipment in the total amount of TEUR 3,591. The associated cash outflow totaled TEUR 2,765.

V. OTHER INFORMATION

Restructuring costs

The restructuring launched two years ago was largely completed in the 2002/2003 fiscal year.

The restructuring measures brought substantial cost relief, particularly in staff costs and other operating expenses.

The restructuring costs were composed as follows:

	2003/2004				2002/2003			
in thousands of EUR	Europe	North America	Asia	Total	Europe	North America	Asia	Total
Staff redundancy costs	0	0	0	0	253	262	0	515
Write-downs	0	0	0	0	185	326	298	809
Other expenses	0	0	0	0	0	367	75	442
Total	0	0	0	0	438	955	373	1,766

Segment reporting

Wolford is an internationally operating manufacturer and retailer of high-quality legwear, bodywear, swimwear and lingerie. The Group's management information system is organized by regions, which represents the primary level of segmentation for financial reporting purposes.

As the secondary level of segmentation, Wolford distinguishes between "Retail" and "Wholesale" activities.

Wolford's Retail segment comprises all of the Company's own flagship stores, the Wolford-owned boutiques and its shops-in-shops. Proprietary shops-in-shops are sections of department stores managed by Wolford. The Wholesale segment for its part covers all business activities with retailers.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts. The inter-segment pricing strategy did not change compared to the year before.

Primary segment information (by region)

2003/2004

in thousands of EUR	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	82,835	69,057	18,621	1,595	(52,894)	119,214
Of which intra-Group	*52,894*	*0*	*0*	*0*	*(52,894)*	*0*
Of which to third parties	29,941	69,057	18,621	1,595	0	119,214
Operating profit (loss) [EBIT]	4,521	1,260	166	(853)	(2,461)	2,633
Segment assets	110,095	25,194	7,353	1,160	(7,852)	135,950
Segment liabilities	62,162	21,037	7,890	6,554	(26,747)	70,896
Capital expenditure	3,285	256	50	0	0	3,591
Amortization, depreciation and write-downs	5,025	1,047	623	31	0	6,726
Of which write-downs	*0*	*0*	*0*	*0*	*0*	*0*
Number of employees (total headcount)	1,130	298	125	7		1,560

2002/2003

in thousands of EUR	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	89,348	76,584	18,460	3,464	(59,072)	128,784
Of which intra-Group	*59,072*	*0*	*0*	*0*	*(59,072)*	*0*
Of which to third parties	30,276	76,584	18,460	3,464	0	128,784
Operating profit (loss) [EBIT]	5,695	(400)	(2,856)	(523)	1,452	3,368
Segment assets	118,250	27,618	7,290	1,552	(8,549)	146,161
Segment liabilities	74,647	23,520	8,823	6,151	(31,376)	81,765
Capital expenditure	2,259	1,208	279	1	0	3,747
Amortization, depreciation and write-downs	5,440	1,451	1,583	278	0	8,752
Of which write-downs	*0*	*185*	*689*	*162*	*0*	*1,036*
Number of employees (total headcount)	1,189	307	132	24		1,652

Secondary segment information (Retail vs. Wholesale)

2003/2004

in thousands of EUR	Retail	Wholesale	Eliminations	Group
Sales	31,610	94,154	(6,550)	119,214
Carrying amount of non-current segment assets*	5,336	73,342	0	78,678
Purchases of non-current segment assets*	46	3,545	0	3,591

2002/2003

in thousands of EUR	Retail	Wholesale	Eliminations	Group
Sales	32,264	102,216	(5,696)	128,784
Carrying amount of non-current segment assets*	7,332	80,727	0	88,059
Purchases of non-current segment assets*	1,144	2,603	0	3,747

* Excluding long-term receivables

Financial risk management (Group treasury)

Financial instruments

A financial instrument is a contractual business transaction that gives rise to a right to cash or another financial asset. Under IAS 32 and IAS 39 this includes both primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the Company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments whose value changes in response to the change in an underlying variable (such as an interest rate or security price); that require little or no initial net investment; and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability to permit budgeting twelve months in advance.

Credit risk

The reported carrying amounts of the assets also represent the maximum credit and default risk.

The risk actually incurred however, can be regarded as low, as most customers and financial institutions have excellent credit ratings. In addition, the Company limits its credit risk by taking out credit insurance with Prisma Kreditversicherungs-AG and with OeKB, the Austrian national export credit agency.

Interest rate risk

On the assets side, an interest rate risk exists only in respect of the fixed-interest securities included in financial assets. However, as these securities can be liquidated at any time, the interest rate risk is considered insignificant.

On the liabilities side, the borrowings are subject to interest rate risk, which is hedged in part through an interest rate swap. At April 30, 2004 the fair value of the swap was TEUR (21). The change in value of the interest rate swap, which in accordance with IAS 39 is classified as a cash flow hedge, is recognized in equity in the hedging reserve, net of deferred taxes.

The carrying amount of bank debt at April 30, 2004 represents the outstanding principal.

Currency risk management

Exchange rate risks arising from foreign-currency receivables and forecasted transactions were largely hedged. To this end the Group treasury employed currency forwards and currency options.

Derivative financial instruments

The Group treasury used derivatives in the form of currency forwards, currency options and an interest rate swap.

The derivatives positions open at April 30, 2004 had terms of less than twelve months:

	April 30, 2004			April 30, 2003		
in thousands	Amount in foreign currency	Amount in EUR	Fair value	Amount in foreign currency	Amount in EUR	Fair value
Interest rate swaps						
CHF	0	0	0	10,000	6,612	(148)
EUR	0	5,000	(21)	0	0	0
Currency forwards						
GBP	3,350	4,780	(121)	3,200	4,850	293
USD	4,600	3,808	(58)	5,000	4,902	379
NOK	8,000	967	(7)	5,055	658	19
SEK	6,100	665	(1)	3,630	396	0
CHF	3,700	2,430	26	0	0	0
CAD	750	475	18	0	0	0
Purchased option						
USD	3,100	2,496	42	0	0	0

All *currency forwards* are carried at fair value in accordance with IAS 39. The currency forwards, except for the interest rate swap, do not meet the strict documentation requirements for hedging instruments and therefore, under IAS 39, must be classified as held-for-trading.

The fair values of the derivative foreign exchange instruments are the market values of the forward transactions (or of the option contract) that would have to be concluded at April 30, 2004 to settle the forward exchange contracts (or option), regardless of any adverse developments in the value of the underlying instruments.

Fair value
The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and provisions may be regarded as reasonable estimates of their current values due to the short-term nature of these assets and liabilities.

The cost and fair value of securities held as non-current or current assets at April 30, 2004 were as follows:

in thousands of EUR	Cost	Market value	Gains (losses) taken to equity
April 30, 2004			
Securities held as non-current assets			
Investment fund units (GF10)	4,230	3,882	(348)
Fixed-income bonds in euros	2,962	3,007	45
Floating-rate bonds in euros	1,517	1,441	(76)
Investment certificates and investment fund units (other)	2,889	2,372	(517)
Total	11,598	10,702	(896)

in thousands of EUR	Cost	Market value	Gains (losses) taken to equity
April 30, 2003			
Securities held as non-current assets			
Investment fund units (GF10)	4,230	3,942	(288)
Fixed-income bonds in euros	8,778	8,678	(100)
Floating-rate bonds in euros	1,517	1,444	(73)
Investment certificates and investment fund units (other)	2,889	2,240	(649)
	17,414	16,304	(1,110)
Securities held as current assets			
Other	1	1	0
Total	17,415	16,305	(1,110)

Of these securities, a portion in the amount of TEUR 9,732 is pledged as collateral for non-current liabilities. However, on the balance sheet date only securities in the amount of TEUR 6,782 (April 30, 2003: TEUR 12,722) were actually required for this purpose.

Stock option plan

In 1998 and 1999, Wolford AG granted senior managers of Wolford AG and group companies the option of buying shares of Wolford AG under a stock option plan. A total of 31,500 options have been granted to date. No new options were issued in the fiscal year 2003/2004.

To date, options have been granted as follows:

Executive Board: 5,000 options (Josef Metzler)
Former CEO: 5,000 options (Fritz Humer)

Other senior management: 21,500 options
(including 1,500 issued to senior managers at subsidiaries)

The exercise price is composed of the cost price of EUR 49.49 plus interest at the rate of 4 percent accrued since October 1998 and the cost incurred by the employer. Each option confers the right to buy one share of Wolford AG stock. The exercise period ends on September 7, 2006. The options are not transferable.

No options were exercised in the fiscal year. At April 30, 2004 the fair value of the options granted was nil; they are therefore not recognized in the balance sheet.

In the financial statements no provision was made for the stock option plan.

Employee count

In fiscal 2003/2004 the Wolford Group had an average staff of 1,430 employees in terms of full-time equivalents (FTE) (2002/2003: 1,571), including 515 wage-earners (2002/2003: 581), 892 salaried employees (2002/2003: 967) and 23 apprentices (2002/2003: 23).

Transactions with related companies

Under IAS 24.3(c) in conjunction with IAS 24.3(e), transactions with companies of the Palmers Group are reportable.

Sales to related companies in the 2003/2004 fiscal year amounted to TEUR 8,215 (2002/2003: TEUR 10,948). The carrying amounts at April 30, 2004 of the corresponding open items were receivables of TEUR 1,958 (2002/2003: TEUR 880) and payables of TEUR 332 (2002/2003: TEUR 444).

Finance leases

The parent company leases a warehouse in Bregenz. The lease agreement is classified as a finance lease. The lease payments to be capitalized under property, plant and equipment and the respective accumulated depreciation are summarized below:

in thousands of EUR	2003/2004	2002/2003
Warehouse	1,365	1,365
Depreciation (accumulated)	(774)	(728)
Buildings on third-party land	591	637

Depreciation on these assets was TEUR 45 for the fiscal year (2002/2003: TEUR 45).

The present value of lease obligations included in non-current liabilities was TEUR 390 at the balance sheet date. The present value of a deposit recognized in other receivables was TEUR 280. On balance, the present value of future minimum lease installments was thus TEUR 105, with the following maturities (net of any increase due to index-linking clauses in contracts).

in thousands of EUR	Present value	Nominal amount
Minimum rental and lease payments payable		
Within one year	105	110
After one year, within five years	0	0
Total	105	110

Other financial obligations

The Company has the following obligations under long-term rental agreements and operating leases:

in thousands of EUR	April 30, 2004	April 30, 2003
Minimum rental and lease payments payable		
Within one year	5,430	5,871
After one year and within five years	15,450	19,899
After five years	2,565	4,543

Rental and lease expenditure in the fiscal year was TEUR 5,784 (2002/2003: EUR 6,062).

Executive Board and Supervisory Board

Remuneration paid to members of the Executive Board was TEUR 1,164 (2002/2003: TEUR 1,001). Payments of TEUR 192 (2002/2003: TEUR 99) were made to former members of the Executive Board. Compensation paid to the Supervisory Board was TEUR 15 (2002/2003: TEUR 15).

In the 2003/2004 fiscal year the Executive Board had the following members:

Fritz Humer, Chief Executive Officer (until January 7, 2004)
Holger Dahmen, Chief Executive Officer (from January 7, 2004)
Josef Metzler, Deputy CEO
Peter Simma
Roberto Geronzi

In the 2003/2004 fiscal year the Supervisory Board had the following members:

Leopold Bednar, Chairman (until September 3, 2003)
Theresa Jordis, Chairwoman (from September 3, 2003)
Emil Flückiger, Vice Chairman
Manfred Wilhelm (until September 3, 2003)
Astrid Gilhofer (until August 13, 2003)
Wolfgang K. Meusburger (from September 3, 2003)
Gerd Strehle (from September 3, 2003)

Staff Council's representatives on the Supervisory Board:

Anton Mathis
Peter Glanzer

Bregenz, June 25, 2004

The Executive Board

Holger Dahmen   Josef Metzler

Peter Simma   Roberto Geronzi

CONSOLIDATED STATEMENTS OF CHANGES IN NON-CURRENT ASSETS FOR THE FISCAL YEAR 2003/2004

	Costs					
in thousands of EUR	At May 1, 2003	*Translation differences*	*Additions*	*Disposals*	*Reclassifi-cations*	At April 30, 2004
Property, plant and equipment						
Land, land rights and buildings, including buildings on third-party land	75,983	(181)	466	579	299	75,988
Of which land	*0*	*0*	*0*	*0*	*0*	*0*
Technical equipment and machinery	27,926	0	408	0	0	28,334
Other fixed assets, tools and equipment	22,827	(123)	1,735	2,365	3	22,077
Advance payments on PPE and assets under construction	43	0	637	0	(305)	375
	126,779	**(304)**	**3,246**	**2,944**	**(3)**	**126,774**
Goodwill	**5,445**	**(342)**	**0**	**0**	**0**	**5,103**
Other intangible assets						
Concessions, patents and licenses	5,221	(1)	345	131	0	5,434
Security deposits paid for leased and rented real estate	3,938	(17)	0	0	0	3,921
	9,159	**(18)**	**345**	**131**	**0**	**9,355**
Investments in associates	**3**	**0**	**0**	**0**	**0**	**3**
Financial assets	**17,414**	**0**	**0**	**4,554**	**(808)**	**12,052**
Total	**158,800**	**(664)**	**3,591**	**7,629**	**(811)**	**153,287**

	Accumulated depreciation, amortization and write-downs						Carrying amounts	
	At May 1, 2003	Translation differences	Additions	Disposals	Reclassifi-cations	At April 30, 2004	At May 1, 2003	At April 30, 2004
	18,072	(86)	2,392	230	0	20,148	57,911	55,840
	0	*0*	*0*	*0*	*0*	*0*	*0*	*0*
	23,613	0	1,422	0	0	25,035	4,313	3,299
	18,042	(96)	2,018	2,292	(3)	17,669	4,785	4,408
	0	0	0	0	0	0	43	375
	59,727	**(182)**	**5,832**	**2,522**	**(3)**	**62,852**	**67,052**	**63,922**
	3,981	**(255)**	**237**	**0**	**0**	**3,963**	**1,464**	**1,140**
	4,371	(1)	504	127	0	4,747	850	687
	1,552	(7)	152	0	0	1,697	2,386	2,224
	5,923	**(8)**	**656**	**127**	**0**	**6,444**	**3,236**	**2,911**
	0	**0**	**0**	**0**	**0**	**0**	**3**	**3**
	1,110	**0**	**0**	**0**	**240**	**1,350**	**16,304**	**10,702**
	70,741	**(445)**	**6,725**	**2,649**	**237**	**74,609**	**88,059**	**78,678**

To the
Executive Board and Supervisory Board
of Wolford AG

We have audited the accompanying consolidated financial statements of Wolford AG and subsidiaries as of April 30, 2004 prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board. These group financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these group financial statements based on our audit. The audits of the annual accounts of Group subsidiaries were partly carried out by other auditors. As far as these subsidiaries are concerned, our opinion is based solely on the report of the other auditors.

We conducted our audit in accordance with International Standards on Auditing ("ISA") issued by the International Federation of Accountants ("IFAC"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of April 30, 2004, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

We certify that the status report is in compliance with the consolidated financial statements and that the legal requirement for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna, June 25, 2004

DELOITTE TOUCHE TOHMATSU
WirtschaftsprüfungsgmbH

Manfred GERITZER Walter MÜLLER
(Austrian) Certified Public Accountants

In case that the consolidated financial statements are disclosed or handed over to a third party in a version which differs from that certified by us, our prior approval is necessary if our audit opinion is included or our audit is mentioned.

In the fiscal year 2003/2004 the Supervisory Board fulfilled its responsibilities under the law and the Company's by-laws in four meetings. In addition, the Audit Committee met once. The Executive Board continually reported to the Supervisory Board both in writing and orally on the business performance and position of Wolford AG and its subsidiaries.

The separate financial statements and management report of Wolford AG and the consolidated financial statements and management report at and for the year ended April 30, 2004 prepared in accordance with International Financial Reporting Standards (IFRS) were audited by Deloitte Touche Tohmatsu WirtschaftsprüfungsgmbH, the Group's auditors appointed under § 270 of the Austrian Commercial Code (HGB).

The accounting and the consolidated and separate financial statements were found to satisfy statutory requirements and the provisions of the by-laws.

As the audit did not give rise to objections, the auditors have issued an unqualified audit opinion. The management report is consistent with the separate and consolidated financial statements. The Supervisory Board has taken note of, and concurs with, the audit result.

The Supervisory Board of Wolford AG approves the separate financial statements for the 2003/2004 fiscal year and the management report. The separate financial statements are thus adopted in accordance with § 125 (2) of the Austrian Stock Corporation Act (Aktiengesetz).

The Supervisory Board of Wolford AG hereby approves the consolidated financial statements and management report. The Supervisory Board agrees with the Executive Board's proposal for the appropriation of the profits of Wolford AG and moves that the annual meeting of shareholders decide in favor of the proposal.

Bregenz, July 2004

Theresa Jordis
Chairwoman of the Supervisory Board

NON-FINANCIAL TERMS

Accessories	Items which are meant to accompany other products and complement a collection.
Average unit price	Calculated based on Wolford regular unit sales at wholesale prices.
bodyCULTURE	Lingerie: bras, briefs, corsages, garter belts and slips: with or without shaping function. Classic year-round selection and seasonal trend collection.
Bodywear	Outerwear: "bodies", sweaters, shirts, tops, bustiers as well as pants, skirts, cardigans and dresses. Classic year-round selection and seasonal trend collection.
Brand products	Any products distributed under the Wolford label.
Contract (~products, ~manufacturing)	Any products sold under a third-party label, or manufacturing done for such a label.
Croisière	Generic name for a line of swimwear which is already on store shelves in October or November, before the start of the swimwear fashion season in January.
Distribution channel	Generic term for a category of sales outlets. Wolford's main distribution channels are boutiques, department stores and multi-brand retailers.
Factory outlet	Outlet for (factory) clearance sales, seconds and other discounted merchandise.
Legwear	Hosiery: pantyhose, stockings, stay-ups, knee-highs and socks. Classic year-round selection and seasonal trend collection.
Multi-brand outlets	Specialty retailers that sell both Wolford's and other brands' products.
Partner boutiques	Wolford boutiques that are owned and operated by non-Group merchants. Distinct from Wolford-owned boutiques.
Product groups	The major product categories offered by Wolford. These are Legwear, Bodywear, Swimwear, bodyCULTURE and Accessories.

Retail (segment) A segment of Wolford's activities used for accounting purposes, the capitalized term "Retail" refers to Wolford-owned sales outlets, i.e. all direct sales to consumers.

Season Wolford works with a cycle of two seasons: spring/summer (S/S) and fall/winter (F/W). At Wolford the S/S collection begins shipping in January of the year and the F/W collection ships from June.

Shop-in-shop (SIS) A subset of both the multi-brand retail and department store distribution channels. A shop-in-shop exists where a multi-brand outlet or department store dedicates separate floor space to Wolford's products and thus highlights the brand.

Swimwear Beachwear: Swimsuits, swimkinis, and beach accessories such as pareos, pants, tops, caftans and dresses. Seasonal collection only.

Trend products All designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season.

Wholesale A reporting segment of Wolford's operations: any sale to other businesses.

Wolford boutique Single-brand outlet: a boutique selling only Wolford merchandise.

FINANCIAL TERMS

Brand sales Sales of products under the Wolford label.

Capital employed Shareholders' equity plus interest-bearing debt less gross liquidity.

Earnings before interest and taxes (EBIT) Operating profit.

Earnings before taxes (EBT) Also called profit on ordinary activities, or profit before taxes.

Earnings per share (EPS) Net profit for the year divided by the number of shares entitled to dividend payments (4,750,000 shares at the balance sheet dates).

EBITDA Earnings before interest, taxes, depreciation and amortization.

Economic value added (EVA) EVA is found by multiplying the difference between ROCE and WACC by capital employed; EVA represents the extent to which the capital employed earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return.

Equity ratio Shareholders' equity as a percentage of total assets.

ERP *European Recovery Program*

Financial result The balance of three items: net interest cost, net investment securities income, and interest paid on employee benefit funding.

Free cash flow Cash flow from operating and investing activities less required repayments on debt.

Gearing Also called debt-equity gearing; net debt as a percentage of shareholders' equity.

Gross liquidity The sum of cash and cash equivalents, securities carried as current assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations).

HGB	Austrian Commercial Code (*"Handelsgesetzbuch"*)
KonzAG	Austrian Law on Consolidated Financial Statements (*"Konzernabschlussgesetz"*)
KRR	*Kontrollbank Refinanzierungsrahmen*
Market capitalization	Number of shares outstanding multiplied by the closing market price of the stock. In this report, the figure is understood to be as at the balance sheet date.
Net debt	Bank debt (loans and overdraft) plus interest-bearing liabilities to other lenders (federal/regional government or similar parties) less gross liquidity.
NOPAT	Net operating profit after tax.
Return on capital employed (ROCE)	NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital.
Return on equity (ROE)	Net profit for the year as a percentage of shareholders' equity.
Return on sales (ROS)	Net profit for the year as a percentage of sales.
Sales	Net sales revenues less any sales deductions. Also called "revenues" in this report.
Weighted average cost of capital (WACC)	The weighted costs of debt capital and equity capital to the company.
Working capital	Current assets minus current liabilities.

WOLFORD AG
Wolfordstrasse 1
A-6901 Bregenz am Bodensee
Austria

Information:
WOLFORD AG
Nikolaus Kogler
Phone: (+43 5574) 690 2448
Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German or English can be ordered by calling (+43 5574) 690 1268.
It can also be downloaded via the Internet at www.wolford.com.

Concept and consulting: Scholdan & Company
Photography: Wolford
Translation: Martin Focken

We have prepared this English translation of the annual report with the greatest possible care, but cannot rule out the possibility of discrepancies. The German original is definitive.